

Mail Stop 3010

December 11, 2009

Louis S. Friedman
Chief Executive Officer
Wes Consulting, Inc.
2745 Bankers Industrial Drive
Atlanta, GA 30360

> **Re: Wes Consulting, Inc.**
> **Amendment No. 1 to Preliminary Information Statement on**
> **Schedule 14C**
> **Filed November 25, 2009**
> **File No. 000-53314**

Dear Mr. Friedman:

We have conducted a limited review of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment 1 of our letter dated November 17, 2009 that you have incorporated the necessary financial information by reference. Your response does not appear to address our original request for your basis for not providing the disclosure required by Item 14 of Schedule 14A. As such, we partially reissue our prior comment. Please refer to Note A and Item 14 of Schedule 14A and discuss your basis for not providing the disclosure requested by the noted Items.

2.   We note your response to comment 2 that shareholder approval was obtained. Please revise to clarify how you obtained shareholder approval and tell us your basis for not filing an information statement related to such approval.

3.   We note your response to comment 3 that you relied on Section 4(2) of the Securities Act of 1933 in issuing the securities to the shareholders of Liberator. Please tell us the factual basis for such exemption.

4.   Please revise your Item 3 of Schedule 14C disclosure to discuss the interest of persons required to be identified in that item.

5.   We note that prior to the merger, Liberator had previously merged with Remark Enterprises Inc. We also note that Liberator received comment letters from the staff dated July 9, 2009 and July 28, 2009. Please note that because Liberator is currently your operating business, the comments previously provided continue to apply even though Liberator filed a Form 15. As such, under separate cover, for each of the prior comment letters, please provide your responses to all of the outstanding comments. Please note that we will not be in a position to clear our review of this information statement until you have resolved the issues previously raised in the July 9 and July 28, 2009 letters.

                                        * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Duc Dang at (202) 551-3386 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

CC: Greg Jaclin
      Via facsimile (732) 577-1188